Exhibit 99.1

THIS DOCUMENT IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE COMPANY’S PLAN (AS DEFINED BELOW). AS NOTED IN THE NOTICE OF (I) NON-VOTING STATUS OF CERTAIN CLAIMS AND INTERESTS AND (II) OPPORTUNITY FOR HOLDERS OF SUCH CLAIMS OR INTERESTS TO OPT OUT OF THE PLAN RELEASE (THE “OPT-OUT NOTICE”), HOLDERS OF EXISTING EQUITY INTERESTS (AS DEFINED IN THE PLAN) ARE NOT ENTITLED TO VOTE ON THE PLAN AND ARE NOT BEING SOLICITED IN RELATION THERETO. IF YOU WISH TO OPT OUT OF THE THIRD-PARTY RELEASES IN THE PLAN, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED IN THE OPT-OUT NOTICE ON OR BEFORE 4:00 P.M. (PREVAILING CENTRAL TIME) ON JUNE 15, 2023.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000 (the “FSMA”) if you are resident in the U.K. or, if you reside elsewhere, another appropriately authorised financial adviser.

This document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Existing Ordinary Shares (as defined below). This document does not contain an offer of transferrable securities within the meaning of section 102B of FSMA and does not constitute a prospectus within the meaning of section 85 of FSMA.

This document should not be distributed, forwarded or transmitted in or into any jurisdiction in which such an act would constitute a breach of the relevant laws of such jurisdiction.

The registered office of Venator Materials PLC is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD. Venator Materials PLC is incorporated and registered in England and Wales under the Companies Act 2006 with registered number 10747130.

VENATOR MATERIALS PLC

A notice convening a general meeting of the Company is set out beginning on page 7 of this document.

You are recommended to read the whole of this document, but your attention is drawn to the letter from the President and Chief Executive of the Company, which is set out on pages 4 to 6 of this document and which provides details of the business of the Meeting.

A GENERAL MEETING WILL BE HELD ON JUNE 29, 2023 AT THE OFFICES OF VENATOR MATERIALS PLC AT TITANIUM HOUSE, HANZARD DRIVE, WYNYARD PARK, STOCKTON-ON-TEES, UNITED KINGDOM, TS22 5FD, AT 3:30PM BRITISH SUMMER TIME OR AS SOON AS THEREAFTER AS THE COMPANY’S 2023 ANNUAL GENERAL MEETING CLOSES.

AN INVITATION FROM VENATOR’S LEADERSHIP

DEAR FELLOW SHAREHOLDER,

1. Background to and Reasons for the Meeting

As announced on May 15, 2023, Venator Materials PLC (the “Company”) has reached agreement with the overwhelming majority of its lenders and noteholders on the terms of a comprehensive recapitalization plan which involves equitizing nearly $1 billion of the Company’s funded debt, strengthening its balance sheet, and facilitating an infusion of new capital, all of which will position the Company for future growth and success. The implementation of the recapitalization requires certain steps to be taken, including the convening of a general meeting of the Company to approve certain resolutions, as described further below.

On May 14, 2023, the Company and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, commencing chapter 11 cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

In connection with the Chapter 11 Cases, an order (the “Confirmation Order”) is being sought confirming the Company’s chapter 11 plan of reorganisation (the “Plan”). The Plan contemplates, and the Confirmation Order (if entered) will require, the cancellation of the Company’s existing share capital, a release and discharge of amounts owed to the Company’s existing secured lenders and secured and unsecured noteholders, and the issuance of new shares to such lenders and noteholders. The Plan has not yet been approved. The Bankruptcy Court hearing to consider approval of the Plan is currently scheduled for June 26, 2023 at 3:30 P.M., prevailing Central Time. The deadline to object to approval of the Plan is June 20, 2023, and any such objection must be filed with the Bankruptcy Court.

Among other things, if entered, the Confirmation Order will provide the Company with the authority to take any action necessary and appropriate to implement, effectuate, and consummate the restructuring transactions contemplated by the Plan. Further, if entered, the Confirmation Order will require shareholders of the Company to vote as necessary or advisable to effectuate the restructuring transactions. Your rights are further described in the Plan and related Disclosure Statement. You may obtain copies of the Plan, the Disclosure Statement, and related materials, free of charge: (1) on the Company’s restructuring website at http://dm.epiq11.com/Venator; (2) by emailing the Company’s solicitation agent at venator@epiqglobal.com; or (3) by calling the Company’s solicitation agent at +1 (888) 716-3497 (Toll Fee U.S. & Canada) or +1 (503) 436-6147 (international). You may also obtain copies of any documents filed in the Chapter 11 Cases for a fee through the Bankruptcy Court’s website at: https://ecf.deb.uscourts.gov.

We are convening a general meeting of shareholders (the “Meeting”) of the Company to be held on June 29, 2023 at 3:30 p.m. British Summer Time or as soon as thereafter as the Company’s 2023 annual general meeting closes, at the offices of Venator Materials PLC at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, United Kingdom, TS22 5FD. The formal notice of the Meeting (the “Notice of Meeting”) immediately follows this invitation and contains the proposed resolutions to be passed by the shareholders of our Company at the Meeting.

The purpose of the Meeting is to deliberate and resolve to approve (i) the adoption of new articles of association by the Company to, among other things, enable a buyback of all of the Company’s existing share capital for a nominal amount and create a new class of ordinary shares in the Company (the “Share Amendments”), and (ii) the allotment and issuance of the new class of ordinary shares in the Company on a non-pre-emptive basis (the “Share Issuance”), to enable the issuance of shares to the existing lenders and noteholders in accordance with the Plan, as described in further detail in paragraphs 2 and 3 below.

2

If the Confirmation Order is entered, convening the Meeting to approve and decide on the foregoing items will be necessary or advisable to effectuate the restructuring transactions and consummate the Plan. Accordingly, if the Confirmation Order is entered prior to the Meeting and on the terms contemplated above, you will be required to vote in favour of the aforementioned items at the Meeting or otherwise be in violation of the Confirmation Order and the laws of the United States. In such circumstances, failure to vote in favour of the resolutions set out in this notice of meeting could result in you being held in contempt of the Bankruptcy Court and subject to injunctive relief and punitive or other damages.

It is important that you use this opportunity to take part in the affairs of our Company by meeting on the business to come before the Meeting, and we urge you to read the Notice of Meeting and the accompanying notes in full for additional information concerning the matters to be considered at the Meeting.

2. Details of the Share Amendments

As of the date of this Notice of Meeting, the Company has 108,791,100 ordinary shares outstanding, with $0.001 par value per share (the “Existing Ordinary Shares”). Pursuant to the Share Amendments, a new class of class A ordinary shares of US$0.001 each (the “Class A Ordinary Shares”) will be created and the Existing Ordinary Shares will be re-designated as “Class B Ordinary Shares” and the rights attaching to the Class B Ordinary Shares will be amended so as to provide for the right for the Company to at any time purchase some or all of the Class B Ordinary Shares in issue for an aggregate consideration of $0.01 (the “Repurchase Right”). The rights attaching to the Class A Ordinary Shares will be identical in all respects to those of the re-designated Class B Ordinary Shares with the exception of the Repurchase Right.

It is expected that, if the Confirmation Order is entered and the resolutions are approved, the Company will exercise the Repurchase Right shortly following the Meeting.

In order to effect the Share Amendments, the Company proposes to adopt new articles of association in substitution for the existing articles of association under Resolution 1.

The principal changes introduced by the new articles of association are to provide for definitions of “Class A Ordinary Shares” and “Class B Ordinary Shares” and to provide for the Repurchase Right in connection with the Class B Ordinary Shares.

A copy of the existing articles of association and the proposed new articles of association marked to show all the changes will be available for inspection at the Meeting at least 15 minutes prior to the start of the Meeting and up until the close of the Meeting and will be made available free of charge on the Company’s website at www.venatorcorp.com.

3. Details of the Share Issuance

If the Confirmation Order is entered and the Plan is approved, the Directors will require authority to allot and issue Class A Ordinary Shares on a non-pre-emptive basis following the Share Amendments, but prior to any exercise of the Repurchase Right, to satisfy the requirement to allot and issue new shares to the Company’s existing secured lenders and secured and unsecured noteholders in accordance with the Plan. Shareholder approval is being sought for this authority by way of Resolutions 3 and 4.

3

PLEASE VOTE AS SOON AS POSSIBLE

We ask that you vote as soon as possible. You may vote by proxy via the Internet or by mail by following the instructions on the enclosed form of proxy, or in accordance with the information forwarded by your broker, bank or other holder of record. For detailed information regarding voting instructions, please refer to pages 4 to 7 of the accompanying Notice of Meeting.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

If the Confirmation Order is entered prior to the Meeting and on the terms contemplated in this Circular, you will be required to vote in favour of the aforementioned items at the Meeting or otherwise be in violation of the Confirmation Order and the laws of the United States. In such circumstances, failure to vote in favour of the resolutions set out in this notice of meeting could result in you being held in contempt of the Bankruptcy Court and subject to injunctive relief and punitive or other damages.

Thank you for your continued support, interest and investment in Venator Materials PLC.

Yours sincerely

Simon Turner

President and Chief Executive Officer

June 12, 2023

4

NOTICE OF GENERAL MEETING

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting (the “Meeting”) of Venator Materials PLC (the “Company”) will be held at the offices of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD on June 29, 2023 at 3.30 p.m. British Summer Time or as soon as thereafter as the Company’s 2023 annual general meeting closes, for the transaction of the business set forth below.

The Company has one class of ordinary shares as at the date of this notice. The holders of the ordinary shares are entitled to one vote per share on all matters that are subject to a shareholder vote.

This notice is being sent to you because, as of the close of business in New York on May 26, 2023, you have been determined to be a holder of ordinary shares of the Company.

Certain resolutions to be considered at the Meeting will be proposed as ordinary resolutions and other resolutions will be proposed as special resolutions. Provided a quorum is present, for ordinary resolutions to be passed, a simple majority (ie., more than 50%) of the votes cast and for special resolutions, not less than 75% of the votes cast (in each case whether in person or by proxy) must be cast in favour in order for the resolution to be passed. All resolutions at the Meeting will be decided on a poll. You can order a paper copy of this notice or any other Company report free of charge at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials. Copies will also be available at the Meeting.

Special resolutions

Proposal	Description
1	Adoption of new articles of association
2	Redesignation of Existing Ordinary Shares
3	Disapplication of pre-emption rights

Ordinary Resolution

Proposal	Description
4	Allotment of New Ordinary Shares

Results of Votes

The results of polls taken on the resolutions at the Meeting and any other information required by the Companies Act 2006 will be made available on the Company’s website (https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials) as soon as reasonably practicable following the Meeting and for the required period thereafter.

BY ORDER OF THE BOARD

Russ R. Stolle Company Secretary June 12, 2023	Registered head office Titanium House Hanzard Drive Wynyard Park, Stockton-On-Tees United Kingdom, TS22 5FD

NOTES REGARDING THE GENERAL MEETING

General

A general meeting (the “Meeting”) of Venator Materials PLC (“Venator,” the “Company,” “us,” "we,” or “our”) will be held at the offices of Venator Materials PLC, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom, on June 29, 2023 at 3.30 p.m. British Summer Time or as soon as thereafter as the Company’s 2023 annual general meeting closes., for the purposes set forth in the accompanying Notice of Meeting.

The offices of the Company, as set forth above, shall constitute the principal meeting place, where the Meeting shall take place. Please also note that certain members of the board of directors of the Company (the “Board”) may not be physically present at this address for the Meeting and in such case may attend the Meeting via electronic means.

Actions to be taken

If you are a holder of ordinary shares of $0.001 par value per share outstanding as at the date of the Meeting (the “Existing Ordinary Shares”) in the Company and are planning to attend the Meeting in person (or by way of corporate representative), please contact the Company via email at Venator Investor Relations at ir@venatorcorp.com.

If you are unable to attend the Meeting in person, you can still vote on the resolutions by appointing a proxy. A form of proxy for use at the Meeting is enclosed. You are advised to vote in accordance with the instructions printed on your form of proxy as soon as possible but in any event by no later than 11:59 p.m. Eastern Daylight Time on June 28, 2023.

Further information about how to vote and attend the Meeting is given below.

The Board of Directors strongly encourages shareholders to exercise their votes by submitting their form of proxy in advance of the Meeting and to appoint the individuals named herein as their proxy with their voting instructions.

If the Confirmation Order (as defined in the circular accompanying this Notice of Meeting) (the “Circular”) is entered prior to the Meeting and on the terms contemplated in the Circular, you will be required to vote in favour of the aforementioned items at the Meeting or otherwise be in violation of the Confirmation Order and the laws of the United States. In such circumstances, failure to vote in favour of the resolutions set out in this notice of meeting could result in you being held in contempt of the Bankruptcy Court (as defined in the Circular) and subject to injunctive relief and punitive or other damages.

Any person who participates at the Meeting by way of arrangements described in this Notice of Meeting will be deemed present at, and will count in the quorum for, the Meeting.

The return of a completed form of proxy will not preclude a shareholder from attending the Meeting in-person, should they subsequently decide to do so.

Foreign Private Issuer Status

The Company is incorporated under the laws of England and Wales. As such, the Company is subject to the Companies Act 2006 (the ‘‘Act’’) under English law. The Company also qualifies as a “Foreign Private Issuer” under applicable U.S. securities laws, and currently files, discloses and reports consistent with U.S. securities laws applicable to a Foreign Private Issuer. Prior to May 30, 2023, the Company’s ordinary shares were listed on the New York Stock Exchange (‘‘NYSE’’), under the symbol ‘‘VNTR”. The Company’s ordinary shares currently trade in the OTC Pink Open Market under the symbol “VNTRQ”, but the Company expects the existing ordinary shares to be bought back and cancelled following the passing of the resolutions set out in this notice of Meeting based on the terms of the prepackaged chapter 11 plan (the “Plan”) that an overwhelming majority of the Company’s creditors have agreed to support pursuant to a restructuring support agreement.

Your vote is important to us and allows you to participate in the future of our Company. We encourage you to read this Notice of Meeting and the matters to be considered at the Meeting, and to use this opportunity to take part in the affairs of our Company by voting on the matters to be considered at the Meeting.

Shareholder questions

1.	WHAT IS THE PURPOSE OF THE MEETING?

At the Meeting, shareholders will vote upon the matters set forth in the Notice of Meeting and on any other matters properly presented at the Meeting in accordance with our current Articles of Association (the “Articles”). In addition, our management will be available to respond to questions from shareholders at the Meeting.

Any shareholder of record attending the Meeting has the right to ask questions. Shareholders are kindly asked to direct questions to the chair of the meeting and limit their questions to matters that relate directly to the business of the Meeting. We must answer any questions asked by a shareholder of record attending the Meeting relating to the business dealt with at the Meeting unless to do so would: (i) interfere unduly with the business of the Meeting; (ii) be undesirable in the interests of Venator or the good order of the Meeting; (iii) involve the disclosure of confidential and/or commercially sensitive information; or (iv) be duplicative of information already provided on our website or in our public filings.

For the avoidance of doubt, the Meeting does not contemplate a solicitation of the acceptance or rejection of the Company’s Plan. Shareholders are not entitled to vote on the Plan. Shareholders may opt out of the Third-Party Release set forth in the Plan following the instructions set forth in the Notice of (I) Non-Voting Status of Certain Claims and Interests and (II) Opportunity for Holders of Such Claims or Interests to Opt Out of the Plan Release on or before 4:00 p.m. (prevailing Central Time) on June 15, 2023.

2.	WHAT IS INCLUDED IN THE NOTICE OF MEETING?

The Notice of Meeting and accompanying materials include the Notice of Meeting and a proxy form for the Meeting.

Shareholders are referred to the U.S. 2022 Annual Report on Form 20-F for financial and other information about our activities.

3.	HOW CAN I ACCESS SHAREHOLDER MATERIALS OVER THE INTERNET?

Your Notice of Meeting and form of proxy (as applicable) contain instructions on how to view the Notice of Meeting and accompanying materials online at https://materials.proxyvote.com/default.aspx?ticker=G9329Z.

4.	WHAT IS A PROXY?

A proxy is a person legally designated by you (amongst other shareholders) to vote the shares you own. A shareholder of record who is entitled to attend and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights as a shareholder and to speak and vote at the Meeting. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy form. Simon Turner, our President and Chief Executive Officer, and Russ R. Stolle, our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, will serve as proxies for the Meeting pursuant to the proxy card solicited by our Board. A form of proxy for use at the Meeting is enclosed.

A shareholder of record is entitled to appoint more than one proxy in relation to the Meeting (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxy need not be a shareholder of record but must attend the Meeting and vote as the shareholder of record instructs for such vote to be counted.

5.	WHAT IS THE RECORD DATE AND WHO IS ENTITLED TO VOTE AT THE MEETING?

The record date for the Meeting is May 26, 2023. Owners of record of Existing Ordinary Shares at the close of business on the record date are entitled to:

•	receive notice of the Meeting; and

•	vote at the Meeting and any adjournments or postponements in accordance with our Articles.

At the close of business in New York on May 26, 2023, there were 108,791,100 Existing Ordinary Shares outstanding, each of which is entitled to one vote on each item of business to be considered at the Meeting, unless otherwise restricted from voting in accordance with applicable law and/or the Articles.

Any corporate shareholder of record may, by resolution pursuant to its articles or other governing body, authorize another person to act as its representative at the Meeting, and such authorized person will (on production of a certified copy of such resolution at the Meeting) be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of the Company.

In the case of joint holders, the vote of the senior holder who submits a vote will be accepted to the exclusion of the vote of the other joint holders, with seniority determined by the order in which the names of the holders appear in the register of members of our transfer agent.

A list of shareholders entitled to vote at the Meeting will be available for inspection at our principal executive offices at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, United Kingdom for 10 days prior to the Meeting (during ordinary business hours, beginning on June 19, 2023) and during the Meeting. If you would like to review the shareholder list during ordinary business hours, please contact Venator Investor Relations via email at ir@venatorcorp.com to schedule an appointment.

6.	HOW MANY VOTES ARE REQUIRED TO HOLD THE MEETING?

The required quorum for the transaction of business at the Meeting are shareholders entitled to cast at least the majority of the voting rights of the Company, represented in person or by proxy. Consequently, the presence, in person or by proxy, of the holders of at least 54,395,551 Existing Ordinary Shares is required to establish a quorum at the Meeting. Shares that are voted with respect to a particular matter are treated as being present at the Meeting for purposes of establishing a quorum. Abstentions and broker non-votes (discussed below) will be counted as present and entitled to vote for purposes of determining a quorum at the Meeting.

7.	WHO MAY ATTEND THE MEETING?

All shareholders of record who owned ordinary shares at the close of business in New York on the record date, May 26, 2023, or their duly appointed proxies, may attend the Meeting and any adjournments or postponements thereof, as may our invited guests. “Street name shareholders,” as described in Question 8 below, who owned ordinary shares at the close of business in New York on May 26, 2023, may also attend subject to the requirements set forth in Questions 8 and 9 below. Seating is limited and admission is on a first-come, first-served basis. If you attend the Meeting, you will need to bring your Notice of Meeting or proxy form, a form of personal photo identification (such as a passport or driver’s license) and check in at the registration desk at the Meeting. Please note that if you hold shares in “street name” (that is, in a brokerage account or through a bank or other nominee), you also will need to bring valid photo identification and a copy of a statement reflecting your share ownership as of May 26, 2023 or you will not be admitted.

8.	WHAT IS THE DIFFERENCE BETWEEN A SHAREHOLDER OF RECORD AND A SHAREHOLDER WHO HOLDS SHARES IN STREET NAME?

Most shareholders hold their shares through a broker, bank or other nominee (i.e., in street name) rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those held in street name.

•	Shareholders of Record. If your shares are registered directly in your name on the register of members with our transfer agent, you are considered, with respect to those shares, the “shareholder of record.” As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Meeting.

•	Street Name Shareholders. If your shares are held in a share brokerage account or by a bank or other nominee, you are considered, with respect to those shares, the beneficial owner of shares held in “street name,” and the Notice of Meeting or proxy materials are being forwarded to you by your broker, bank or other nominee, which is considered, with respect to those shares, the shareholder of record. You have the right to instruct your broker, bank or other nominee how to vote.

9.	WHAT DIFFERENT METHODS CAN I USE TO VOTE?

Shareholders of Record: Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on June 28, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time, on June 28, 2023.

Street Name Shareholders: Street name shareholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

•	By the Methods Listed on the Voting Instruction Form. Please refer to the voting instruction form or other information forwarded by your bank, broker or other nominee to determine whether you may submit a proxy form by telephone or on the Internet, following the instructions provided by the record holder.

•	In Person. If you are a street name shareholder, you may vote in person at the Meeting only if you obtain a legal proxy from your bank, broker or other nominee. Please consult the voting instruction form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the Meeting.

SUBMITTING YOUR PROXY FORM VIA INTERNET, TELEPHONE OR MAIL DOES NOT AFFECT YOUR ABILITY TO VOTE IN PERSON AT THE MEETING.

10.	WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS WHEN RETURNING MY PROXY FORM?

A proxy form that is properly completed and submitted will be voted at the Meeting in accordance with the instructions on the proxy form. If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by the Board, then your shares will be voted at the Meeting in accordance with the Board’s recommendation on all matters presented for a vote at the Meeting. Similarly, if you properly complete and submit a proxy form, but do not indicate any contrary voting instructions, your shares will be voted for a particular proposal or for all of the proposals in accordance with the Board’s recommendation. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted at the discretion of your designated proxy. As at the date of this Proxy Statement, the Board knows of no matters, other than those previously described, to be presented for consideration at the Meeting.

11.	WHAT VOTES ARE NEEDED FOR EACH PROPOSAL TO PASS AND IS BROKER DISCRETIONARY VOTING ALLOWED?

Resolution		Vote Required	Broker Discretionary Vote Allowed
(1)	Adoption of new Articles	At least 75% of votes cast in person or by proxy and entitled to vote	No
(2)	Re-Designation of Existing Ordinary Shares as Class B Ordinary Shares	At least 75% of votes cast in person or by proxy and entitled to vote	No
(3)	Disapplication of pre-emption rights	At least 75% of votes cast in person or by proxy and entitled to vote	No
(4)	Allotment of Class A Ordinary Shares pursuant to the Plan	Majority of votes cast in person or by proxy and entitled to vote	No

12.	HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

As noted above, abstentions and broker non-votes are counted for purposes of determining a quorum. For purposes of determining whether a proposal is approved, abstentions are not considered as votes cast and will have no effect on the outcome of a proposal. Broker non-votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal. It is noted that the Confirmation Order sought from the Bankruptcy Court, if entered, will direct all shareholders to vote and to vote in favour of each proposal.

13.	WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE MEETING?

If you grant a proxy, the persons named as proxy holders will have discretion to vote your shares on any additional matters properly presented for a vote at the Meeting

14.	CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY?

If you are a shareholder of record, you may revoke a previously submitted proxy at any time before the polls close at the Meeting by:

•	voting again by telephone or through the Internet prior to 11:59 p.m. Eastern Daylight Time on June 28, 2023;

•	requesting, completing and mailing in a new paper form of proxy, which must be received by 5:00 p.m., Eastern Daylight Time, on June 28, 2023;

•	giving written notice of revocation to our Corporate Secretary by mail to Corporate Secretary, Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees TS22 5FD; or

•	attending the Meeting and voting in person (merely attending the Meeting will not revoke a prior submitted proxy).

Any written revocation or later dated proxy that is mailed must be received by the Corporate Secretary before the close of business in New York on June 28, 2023. Alternatively, you may hand deliver a written revocation notice or a later dated proxy to Venator’s Corporate Secretary at the Meeting before voting begins.

If you are a street name shareholder, you must follow the instructions to revoke your proxy, if any, provided by your bank, broker or other nominee.

15.	WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF MEETING OR MORE THAN ONE SET OF SHAREHOLDER MATERIALS?

It means that you have multiple accounts with our transfer agent, Computershare, and/or brokers, banks or other nominees. Please vote all of your shares. We recommend that you contact Computershare and/or your broker, bank or other nominee (as applicable) to consolidate as many accounts as possible under the same name and address. If you have multiple accounts with Computershare that you want to consolidate, please submit your request by mail to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or by telephone at 1-866-644-4127. Computershare may also be reached through its website at www.computershare.com.

16.	WHERE CAN I FIND THE VOTING RESULTS OF THE Meeting?

The preliminary voting results will be announced at the Meeting. The results of the polls taken on the resolutions at the Meeting will be checked by the scrutineer and, along with any other information required by the Act, made available on our website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials as soon as reasonably practicable following the Meeting.

SPECIAL RESOLUTIONS FOR THE EXTRAORDINARY GENERAL MEETING

resolution 1: ADOPTION of NEW articles

That, conditional on the other resolutions this general meeting (the “Meeting”) being approved unconditionally, the draft articles of association produced to the Meeting and, for the purposes of identification, initialled by the Chief Executive Officer or Company Secretary (the “New Articles”), be adopted as the articles of association in substitution for, and to the exclusion of, the Company’s existing articles of association.

THE BOARD RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE NEW ARTICLES

resolution 2: RE-designation of existing ordinary shares as class b ordinary shares

That, conditional on the other resolutions at the Meeting being approved unconditionally, all of the ordinary shares of $0.001 par value per share outstanding (the “Existing Ordinary Shares”) as at the date of this Meeting be re-designated as Class B Ordinary Shares, such Class B Ordinary Shares being subject to the restrictions as set out in the New Articles adopted pursuant to Resolution 1.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORISATION TO THE RE-DESIGNATION OF EXISTING ORDINARY SHARES AS CLASS B ORDINARY SHARES

resolution 3: disapplication of pre-emption rights

That, conditional on the other resolutions at the Meeting being approved unconditionally, the directors be given power pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash pursuant to the authority granted by Resolution 4 below as if section 561 of that Act did not apply to any such allotment, provided that this authority shall expire upon expiry of the authority conferred by Resolution 4. The authority granted by this Resolution 3 shall revoke and replace all other existing authorities previously granted to the directors under section 570 of the Companies Act 2006.

THE BOARD RECOMMENDS A VOTE “FOR” THE DISAPPLICATION OF PRE-EMPTION RIGHTS

ORDINARY RESOLUTION FOR THE GENERAL MEETING

RESOLUTION 4: allotment of class a ordinary shares

That, conditional on the other resolutions at the Meeting being approved unconditionally, in accordance with section 551 of the Companies Act 2006, the directors of the Company be generally and unconditionally authorised to allot Class A ordinary shares in the Company up to an aggregate nominal amount of $700,000.00 provided that this authority shall, unless renewed, varied or revoked by the Company, expire on the date falling 5 years after the date of the Meeting. This authority replaces all unexercised authorities previously granted to the directors but without prejudice to any allotment of shares already made or offered or agreed to be made pursuant to such authorities.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD TO ALLOT CLASS A ORDINARY SHARES.

ADDITIONAL INFORMATION

Notes:

1.	The proposed resolutions will be put to vote on a poll. On a poll, each shareholder has one vote for every share held.

2.	Shareholders of record may (1) vote their shares in person at the Meeting by completing a ballot at the Meeting; or (2) submit a proxy to have their shares voted by one of the following methods:

•	By Internet. You may submit a proxy form electronically on the Internet by following the instructions provided on the proxy form or Notice of Meeting. Please have your proxy form or Notice of Meeting in hand when you log onto the website. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m., Eastern Daylight Time, on June 28, 2023.

•	By Mail. If you received a paper copy of the Notice of Meeting and accompanying materials by mail, you may indicate your vote by completing, signing and dating your proxy form and returning it in the enclosed reply envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York, 11717. The proxy form must be received by 5:00 p.m., Eastern Daylight Time on June 28, 2023.

3.	A copy of any power of attorney under which the form of proxy is signed must (i) in the case of paper copy proxy forms, be delivered with the form or (ii) in the case of proxy forms submitted electronically, be sent to CorporateSecretary@venatorcorp.com, in each case not less than 48 hours before the time of the Meeting.

4.	Submission of a proxy vote shall not preclude a member from attending and voting in person at the Meeting in respect of which the proxy is appointed or at any adjournment thereof.

5.	Any member entitled to attend, speak and vote at the Meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s transfer agent, Computershare Trust Company, N.A., at P.O. Box 43078, Providence, RI 02940-3078 or by telephone at 1-866-644-4127.

6.	To facilitate the distribution of materials to, and the voting process for, our beneficial shareholders, we have retained Broadridge Financial Solutions, Inc. as our proxy service provider in the U.S. Broadridge performs a number of processing functions for us, including distributing proxy materials by mail or electronically and collecting voting instructions.

7.	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

8.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

9.	Except as set out in the notes to this Notice of Meeting, any communication with the Company in relation to the Meeting, including in relation to proxies, should be sent to ir@venatorcorp.com.

10.	You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated herein.